Divakar Gupta
+1 212 479 6474
dgupta@cooley.com

March 8, 2019

Via EDGAR and Electronic Mail

Ms. Dorrie Yale
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

Re:	Foamix Pharmaceuticals Ltd. Preliminary Proxy Statement on Schedule 14A Filed March 1, 2019 File No. 001-36621

Ladies and Gentlemen:

On behalf of Foamix Pharmaceuticals Ltd. (the “Company”), this letter is being transmitted in response to a comment received from the staff (the “Staff”) of the Securities and Exchange Commission, in a letter dated March 5, 2019 (the “Comment Letter”), regarding the Company’s Preliminary Proxy Statement on Schedule 14A, filed on March 1, 2019. The text of the Staff’s comment has been included in this letter in italics for your convenience.

Exhibits

1.
We note that for Proposals 3(a), 3(b), 6(a), 6(b) and 6(c), you have indicated in the proxy card that if the shareholder does not mark any box with respect to being a controlling shareholder or having a personal interest in the proposal, then it will be deemed that such shareholder is not a controlling shareholder and has no personal interest. However, these statements contradict your descriptions for these proposals and the boxed disclosure at the top of page 9, where you state you may no longer assume that shareholders have no personal interest and that if a shareholder does not confirm the lack of personal interest, the holder's proxy will not be voted on these proposals. Please reconcile your disclosures.

Response:

The Company acknowledges the Staff’s comment and has revised the applicable statements in the proxy card.

***

Please contact me at (212) 479 6474 with any questions or further comments regarding the Company’s response to the Comment Letter.

Sincerely,

/s/ Divakar Gupta

Divakar Gupta

cc:	David Domzalski, Foamix Pharmaceuticals Ltd. Mutya Harsch, Foamix Pharmaceuticals Ltd. Daniel I. Goldberg, Cooley LLP